UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 31, 2023, BYND Cannasoft Enterprises Inc. (the “Company”) issued its audited consolidated financial statements and the related management discussion and analysis for the years ended December 31, 2022, and 2021, in accordance with the rules and regulations of the Canadian Stock Exchange.

The financial statements and related management discussion and analysis are attached hereto as Exhibit 99.1 and 99.2, respectively, and are incorporated herein by reference.

The Company is in the process of preparing its Annual Report on Form 20-F and will file such document with the U.S. Securities and Exchange Commission (the “Commission”) on or prior to the deadline in accordance with the Commission’s rule and regulations.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Consolidated Financial Statements for the Years Ended December 31, 2022, and 2021
99.2	Management Discussion and Analysis
99.3	Certification of Annual Filings — CEO
99.4	Certification of Annual Filings — CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 3, 2023

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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